UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No.  )*

Under the Securities Exchange Act of 1934

SYNNEX CORPORATION
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

87162W100
(CUSIP Number)

David A. Sirignano, Esq. Morgan, Lewis & Bockius LLP 300 S. Grand Avenue, 22nd Floor Los Angeles, CA 90071 (213) 612-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Tiger Parent Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 42,793,451
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 42,793,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,793,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Tiger Parent Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AIF IX Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,544,793
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,544,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON OO

Item 1.                 Security and Issuer

This Statement on Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”), of SYNNEX Corporation, a Delaware corporation (“SNX,” the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 44201 Nobel Drive, Fremont, California 94538.

Item 2.                 Identity and Background

This Schedule 13D is filed jointly by: (i) Tiger Parent Holdings, L.P.; (ii) Tiger Parent Holdings GP, LLC; (iii) AP IX Tiger Holdings, L.P.; (iv) AP IX Tiger Holdings GP, LLC; (v) Apollo Management IX, L.P.; (vi) AIF IX Management, LLC; (vii) Apollo Management, L.P.;(viii) Apollo Management GP, LLC; (ix) Apollo Management Holdings, L.P.; and (x) Apollo Management Holdings GP, LLC. The foregoing are referred to herein collectively as the “Reporting Persons.”

Tiger Parent Holdings, L.P. (“Tiger Holdings”) holds securities of the Issuer. Tiger Parent Holdings GP, LLC (“Tiger GP”) serves as the general partner of Tiger Holdings. AP IX Tiger Holdings, L.P. (“AP IX Tiger”) is the sole member of Tiger GP. AP IX Tiger Holdings GP, LLC (“AP IX Tiger GP”) is the general partner of AP IX Tiger. Apollo Management IX, L.P. (“Management IX”) is the non-member manager of AP IX Tiger GP. The general partner of Management IX is AIF IX Management, LLC (“AIF IX LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF IX LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office of Tiger GP, AP IX Tiger GP, is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of the principal office of Tiger Holdings, AP IX Tiger, Management IX, AIF IX LLC, Apollo LP, Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, New York, NY 10019.

Citizenship:

Tiger Holdings	Delaware
Tiger GP	Delaware
AP IX Tiger	Delaware
AP IX Tiger GP	Delaware
Management IX	Delaware
AIF IX LLC	Delaware
Apollo LP	Delaware
Management GP	Delaware
Management Holdings	Delaware
Management Holdings GP	Delaware

Item 3.                 Source and Amount of Funds

On September 1, 2021, the Issuer completed the previously announced Mergers (as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 22, 2021 (the “Merger Agreement”), by and among the Issuer, Spire Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub I”), Spire Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer (“Merger Sub II”) and Tiger Parent (AP) Corporation (“Tiger Parent”), the indirect parent entity of Tech Data Corporation, that provides for the acquisition of Tiger Parent by the Issuer. Tiger Holdings was a stockholder of Tiger Parent prior to the Merger.

The aggregate consideration for all the issued and outstanding common shares, $0.01 par value, of Tiger Parent consisted of (i) $1.61 billion in cash and (ii) 44 million shares of Common Stock of the Issuer.

Item 4.                 Purpose of the Transaction

All of the shares of Common Stock that are held of record by Tiger Holdings and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Investor Rights Agreement described below in Item 6 and included hereto as Exhibit B. In addition, pursuant to a resolution dated September 1, 2021, Tiger GP adopted a Plan of Dissolution for Tiger Holdings in which all shares of Common Stock held by Tiger Holdings would be distributed to its limited partners, which are investment funds managed by affiliates of Management Holdings and certain members of management of Tech Data Corporation. The distribution is expected to take place in the next several weeks, subject to the receipt of necessary regulatory approvals. A copy of the Plan of Dissolution is attached hereto as Exhibit C and is incorporated herein by reference. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law and the Stockholders Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

Item 5.                 Interest in Securities of the Issuer

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	43,544,793
Sole Dispositive Power	0
Shared Dispositive Power	43,544,793

The amounts reported as beneficially owned include 751,342 shares that have been placed in an escrow account administered by Tiger GP, pending satisfaction of certain vesting requirements by members of management of Tech Data Corporation.

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 45.4%, based on a total of 95,988,544 shares of Common Stock as of September 1, 2021.

Each of the entities listed above, other than Tiger Holdings disclaims beneficial ownership of any shares of the Common stock owned of record by Tiger Holdings, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) On August 26, 2021, the general partner of Tiger Holdings adopted resolutions, pursuant to which, immediately following the effectiveness of the Merger, all profits interests of Tiger Holdings, all of which were held by certain members of management of Tech Data Corporation, were cancelled and exchanged for the right to receive an aggregate of 1,206,549 shares of Common Stock, of which, on September 9, 2021, Tiger Holdings transferred 455,207 shares of Common Stock to those management members and the other 751,342 shares have been placed in an escrow account administered by Tiger GP, pending satisfaction of certain vesting requirements by those management members.

Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Merger Agreement

On March 22, 2021, SNX, Merger Sub I, Merger Sub II, and Tiger Parent entered into the Merger Agreement, pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub I merged with and into Tiger Parent (the “Initial Merger”), with Tiger Parent surviving the Initial Merger as a wholly owned subsidiary of SNX (such surviving corporation, the “Surviving Corporation”), followed immediately by the merger of the Surviving Corporation with and into Merger Sub II (the “Subsequent Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a wholly owned subsidiary of SNX. The board of directors of SNX, Merger Sub I, Merger Sub II and Tiger Parent, respectively, have unanimously approved the Merger Agreement and the Mergers. The stockholders or members, as applicable, of SNX, Merger Sub I, Merger Sub II and Tiger Parent have approved the Merger Agreement and Mergers.

Merger Consideration

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, at the effective time of the Initial Merger (the “Effective Time”), except as otherwise set forth in the Merger Agreement, all the issued and outstanding common shares, $0.01 par value, of Tiger Parent were converted automatically into and thereafter represented only the right to receive (i) $1,610,000,000 in cash, in the aggregate and (ii) 44,000,000 shares of Common Stock, plus cash in lieu of any fractional shares, if any, of Common Stock (the “Aggregate Stock Consideration”), in each case, without interest. The Aggregate Stock Consideration was issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, to an “accredited investor” as defined in Rule 506 of Regulation D promulgated by the U.S. Securities and Exchange Commission, without the use of any general solicitation or advertising to market or otherwise offer the securities for sale.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Investor Rights Agreement

Board of Directors

Pursuant to the Investor Rights Agreement, following the closing of the Mergers, the Board is comprised of eleven directors, and Tiger Holdings has the right to nominate a certain number of directors, depending on the percentage of the outstanding shares of Common Stock held by Tiger Holdings or certain of its affiliates. Specifically, Tiger Holdings shall have the right to nominate:

(i)	up to four directors, if it owns 30% or more of the outstanding shares of Common Stock, two of which must be “independent” directors, within the meaning of the NYSE;

(ii)	up to three directors, if it owns between 20% and 30% of the outstanding shares of Common Stock, one of which must be an independent director;

(iii)	up to two directors, if it owns between 10% and 20% of the outstanding shares of Common Stock;

(iv)	up to one director, if it owns between 5% and 10% of the outstanding shares of Common Stock.

The initial directors nominated by Tiger Holdings were Robert Kaslow-Ramos, Nayaki Nayyar, Matthew Nord, and Merline Saintil, each of whom were required to be mutually acceptable to SNX and any replacement director nominated by Tiger Holdings must be approved by a majority of the directors on the Board that are not nominated by Tiger Holdings.

Of the remaining directors, who are not nominated by Tiger Holdings, one director must be the then-serving Chief Executive Officer of SNX, currently Mr. Richard Hume, and the other directors must be nominated in accordance with the provisions of SNX’ bylaws and SNX Certificate of Incorporation, currently Dennis Polk, Fred A. Breidenbach, Hau L. Lee, Ann Vezina and Duane E. Zitzner..

In the event the size of the Board is increased or decreased to other than eleven directors, the number of directors who may be nominated by Tiger Holdings will be proportionately increased or decreased to most closely equal the percentage of the Board originally composed of directors nominated by Tiger Holdings.

The Board may determine the composition and makeup of any committees of the Board. The lead independent director will also be selected by the Board.

Directors nominated by Tiger Holdings must fulfill their pro rata portion of any diversity requirements pursuant to law, stock exchange rules, or other regulatory requirements based on the percentage of the Board composed of directors nominated by Tiger Holdings.

Directors’ and Officers’ Insurance

Under the Investor Rights Agreement, SNX must maintain directors’ and officers’ liability insurance as determined by the Board. SNX agrees that SNX will be the primary indemnitor for SNX directors.

Information Rights

Under the Investor Rights Agreement, for so long as Tiger Holdings and its affiliates own at least 10% of the Common Stock , SNX will provide Tiger Holdings with certain inspection and information rights, including, among other things, access to books and records of SNX or its material subsidiaries, access to SNX’ auditors and officers, access to quarter-ends reports, and information on significant corporate actions.

Certain Actions Requiring Approvals

SNX or its material subsidiaries may not, without approval of a majority of directors on the Board, which must include the approval of a majority of the directors nominated by Tiger Holdings, amend any provision of its charter, bylaws or similar organizational documents in a way that adversely affects Tiger Holdings or its affiliates.

Restricted Activities; Voting

Tiger Holdings and its affiliates may not, without SNX’ prior written consent:

•	make any statement or proposal to the Board or SNX’ stockholders with respect to any business combination, tender offer, or sale of substantially all assets;

•	form any voting groups with any stockholder of SNX other than solely among Tiger Holdings affiliates;

•	seek to control or change the management of the Board or SNX;

•	acquire any additional shares of stock of SNX entitled to vote; or

•	publicly disclose any arrangement relating to the foregoing or knowingly facilitate any of the foregoing.

Corporate Opportunity Waiver

Under the Investor Rights Agreement, SNX has agreed to waive the corporate opportunity doctrine to the extent permitted under the Delaware General Corporation Law with respect to the directors nominated by Tiger Holdings and certain other entities and investment funds affiliated with Tiger Holdings, so long as such person is not an employee of SNX or its subsidiaries (the “Covered Persons”). Specifically, SNX agreed that, among other things, the Covered Persons do not have a duty to refrain from: (i) investing in or conducting any business of any kind, (ii) doing business with any client, customer, vendor or lessor of SNX or any of its affiliates, or (iii) making any investments in any kind of property in which SNX may make investments. Further, SNX agreed, among other things, subject to any express agreement otherwise that may from time to time be in effect, that if a Covered Person acquires knowledge of a potential transaction which may constitute a corporate opportunity for both (a) the Covered Person outside of his or her capacity as a member of the Board and (b) SNX, then the Covered Person shall not have any duty to offer or communicate information regarding such corporate opportunity to SNX, and SNX renounced any interest or expectancy in any potential transaction or matter of which the Covered Person acquires knowledge, except for any corporate opportunity which is expressly offered to a Covered Person in writing solely in his or her capacity as a member of the Board, or as expressly agreed otherwise.

Registration Rights

On September 2, 2021, SNX filed an automatically effective registration statement registering the resale of the Registrable Securities (as defined below). Under the Investor Rights Agreement, SNX was required to file this registration statement, within two business days after the closing of the Mergers,

Under the Investor Rights Agreement, SNX has agreed to provide Tiger Holdings and its affiliates with certain registration rights to require SNX to register a sale of any Registrable Securities held by Tiger Holdings and its affiliates with a dollar value of $100 million or greater. Tiger Holdings will be entitled to make up to two registration demands in any rolling twelve-month period, including short form registration demands, that SNX register such securities for sale under the Securities Act of 1933, as amended (which we refer to as “Securities Act”).

In addition, Tiger Holdings will have “piggy-back” registration rights to include its Registrable Securities in other registration statements filed by SNX.

SNX will bear the expenses incurred in connection with the filing of any such registration statements.

“Registrable Securities” means shares of Common Stock; provided that any Registrable Securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such registration statement, (b) such Registrable Securities are distributed pursuant to Rule 144 or (c) such Registrable Securities shall have been otherwise transferred and new certificates for them not bearing a legend restricting further transfer under the Securities Act shall have been delivered by SNX; and provided, further, that any securities that have ceased to be Registrable Securities shall not thereafter become Registrable Securities and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities is not a Registrable Security.

Applicable Law; Jurisdiction

The Investor Rights Agreement is governed by Delaware law.

Item 7.                 Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Agreement and Plan of Merger, dated as of March 22, 2021, by and among SYNNEX Corporation, Spire Sub I, Inc., Spire Sub II, LLC, and Tiger Parent (AP) Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 22, 2021)
Exhibit B	Investor Rights Agreement, dated as of September 1, 2021, by and among SYNNEX Corporation and Tiger Parent Holdings, L.P. (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on September 2, 2021)
Exhibit C	Plan of Dissolution of Tiger Parent Holdings, L.P., dated as of September 1, 2021
Exhibit D	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2021

TIGER PARENT HOLDINGS, L.P.

By:	Tiger Parent Holdings GP, LLC
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

TIGER PARENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS, L.P.

By:	AP IX Tiger Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:		Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP

The managers and executive officers of Management Holdings GP are Marc Rowan, Josh Harris, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Harris, Kleinman, and Zelter is to act as executive officer, manager and director of Management Holdings GP and other related investment managers and advisors.

None of Messrs. Rowan, Harris, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Harris, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Harris, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Harris, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.